Via Facsimile and U.S. Mail
Mail Stop 4720

April 2, 2010

Anthony S. Piszel
CFO & Treasurer
The First American Corporation
1 First American Way
Santa Ana, California 92707

> **Re:** **The First American Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-13585**

Dear Mr. Piszel:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Notes to Consolidated Financial Statements

Note 4. Debt and Equity Securities, page 84

2. It does not appear that all of the required disclosures for ASC Topic 320-10-50 were provided. Please address the following:

- disclose and quantify, by major security type, the methodology and significant inputs used to measure the amount related to the credit loss. Examples of significant inputs include, but are not limited to, performance indicators of the underlying assets in the security (including default rates, delinquency rates, and percentage of nonperforming assets), loan to collateral value ratios, third- party guarantees, current levels of subordination, vintage, geographic concentration, and credit ratings.

- disclose all of the following by major security type as of each date for which a statement of financial position is presented:

    o Amortized cost basis

    o Aggregate fair value

    o Total other-than-temporary impairment recognized in accumulated other comprehensive income

    o Total gains for securities with net gains in accumulated other comprehensive income

    o Total losses for securities with net losses in accumulated other comprehensive income

    o Information about the contractual maturities of those securities as of the date of the most recent statement of financial position presented

- disclose a tabular rollforward of the amount related to credit losses recognized in earnings in accordance with paragraph 320-10-35-34D which shall include at a minimum, all of the following:

    o The beginning balance of the amount related to credit losses on debt securities held by the entity at the beginning of the period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income o   Additions for the amount related to the credit loss for which an other-than-temporary impairment was not previously recognized.

      o   Reductions for securities sold during the period (realized).

      o   Reductions for securities for which the amount previously recognized in other comprehensive income was recognized in earnings because the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis.

      o   If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, additional increases to the amount related to the credit loss for which an other-than-temporary impairment was previously recognized.

      o   Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security.

      o   The ending balance of the amount related to credit losses on debt securities held by the entity at the end of the period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Anthony S. Piszel
The First American Corporation
April 2, 2010
Page 4

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa
Vanjoske, Associate Chief Accountant, at (202) 551-3614 if you have questions
regarding the processing of your response as well as any questions regarding comment
two. Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on
comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant